

January 2, 2013

Via E-mail
Tom Chia
Chief Executive Officer
JuQun, Inc.
P.O. Box 12009
Marina del Rey, CA 90295

> **Re:** **JuQun, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed December 26, 2012**
> **File No. 000-54823**

Dear Mr. Chia:

We have reviewed your response to our prior comment letter to you dated December 7, 2012 and have the following additional comments.

Item 1. Business, page 3

1. We note your response to our prior comment 1 and reissue in part. It appears that the dollar amount of your monthly "burn rate" and the estimated monthly expenses in your revised disclosure in the Business section on page 3 do not match. Please revise. It also appears that the amount of your monthly expenses going forward has been left out of the second sentence in the Liquidity section on page 11. Please fill in this amount.

History, page 4

2. We note your response to our prior comment 3 and reissue in part. There are three references to open book account throughout the document, one with respect to the $175,000 loan and two with respect to the $500,000 loan.   Please revise to disclose what open book account means.

Going Concern, page 9

3. It appears that the net loss figure included in the first sentence of this section is incorrect. Please revise.

Item 5. Directors and Executive Officers, page 13

4. We note your response to our prior comment 5 and your revised disclosure. The disclosure concerning the directors should be grouped together in this section. Please move the Stock Option Plan heading and its one paragraph of disclosure to the end of this section.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        Don Davis, Esq.